

Mail Stop 3561

April 26, 2010

Via U.S. Mail

Bianca A. Russo, Esq.
Secretary
J.P. Morgan Chase Commercial Mortgage Securities Corp.
245 Park Avenue, 12th Floor
New York, NY 10167

> **Re: J.P. Morgan Chase Commercial Mortgage Securities Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed April 15, 2010**
> **File No. 333-165147**

Dear Ms. Russo:

  We have received your response to our comment letter to you dated March 25, 2010 and have the following additional comments.

Registration Statement on Form S-3

Prospectus Supplement

General

  1. While we note your responses to prior comments 6 and 7, we reissue. Please revise to acknowledge that you will provide the disclosure pursuant to Items 1117 and 1119 of Regulation AB in separately captioned sections.

Risk Factors, page S-26

Limited Information Causes Uncertainty, page S-50

  2. We note your response to prior comment 9 and reissue. As there are general underwriting guidelines that the underwriter/originator refers to in the underwriting process, exceptions to these guidelines appear ascertainable. Please provide us an analysis explaining why the number of exceptions may not

Bianca A. Russo, Esq.
J.P. Morgan Chase Commercial Mortgage Securities Corp.
April 26, 2010
Page 2

> be ascertainable for a related shelf takedown and why the disclosure of exception loans is not material to an investment decision.

Base Prospectus

Ability to Incur Other Borrowings Entails Risk, page 18

3. We note your response to prior comment 13. Please tell us how you will provide updated information regarding the preferred equity that may be issued by borrowers under certain mortgage loans.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3412 with any questions.

Regards,

Amanda Ravitz
Branch Chief -- Legal

cc: Michael S. Gambro, Esq.
        Cadwalader, Wickersham & Taft LLP
        Fax: 212-504-6666